Putnam International Capital Opportunities Fund, as of August 31,
2011 annual report

77E Legal proceedings


Regulatory matters and litigation

In late 2003 and 2004, Putnam Management settled charges brought by the SEC and the Massachusetts Securities
Division in connection with excessive shortterm trading in Putnam funds. In July 2011, the fund recorded a receivable of $4,033,325 related to restitution amounts in connection with a distribution plan approved by the SEC.
This amount is reported in the Increase in capital from settlement payments line on the Statement of changes in net assets. These allegations and related matters have served as the general basis for certain lawsuits, including purported class action lawsuits against Putnam Management and, in a limited number of cases, some Putnam funds. In May 2011, the fund received a payment of $199,606 related to settlement of those lawsuits. Putnam Management has agreed to bear any costs incurred by the Putnam funds as a result of these matters.